Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, New York 10153

(212) 310-8000

FAX: (212) 310-8007

October 5, 2020

VIA EDGAR TRANSMISSION

Mr. Ronald Alper

Office of Real Estate & Construction

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Re:	Gores Holdings VI, Inc.

Draft Registration Statement on Form S-1

Submitted August 25, 2020

CIK No. 0001819394

Dear Mr. Alper:

On behalf of our client, Gores Holdings VI, Inc. a Delaware corporation (the “Company”), we submit this letter in response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated September 21, 2020, relating to the Draft Registration Statement on Form S-1 of the Company (CIK No. 0001819394) confidentially submitted with the Commission on August 25, 2020. We are concurrently filing via EDGAR the Registration Statement. The changes reflected in the Registration Statement include those made in response to the Staff’s comment and other changes intended to update, clarify and render more complete the information set forth therein.

Set forth below is the Company’s response to the Staff’s comment. For ease of reference, the Staff’s comment is reproduced below in bold and is followed by the Company’s response.

Exhibits

1.

We note that section 9.3 of the warrant agreement filed as exhibit 4.4 includes an applicable law provision limiting where claims may be brought (e.g., the courts of the State of New York or the United States District Court for the Southern District of New York). Please clarify if this provision is applicable to investors in this offering and, if so, whether it applies to claims made under the federal securities laws. If the provision is applicable to investors in this offering, please also revise your prospectus to discuss the provision, including a description of any risks or other impacts on investors and whether there is uncertainty as to its enforceability.

Securities and Exchange Commission

October 5, 2020

The Company acknowledges the Staff’s comment and respectfully advises that this provision of the warrant agreement is applicable to investors in this offering. The Company has revised section 9.3 of exhibit 4.4 to clarify that this provision does not apply to claims under the Exchange Act or any other claims for which federal district courts are the sole and exclusive jurisdiction. This provision has been disclosed in the registration statement on pages 68, 69, 157 and 158.

*        *        *         *        *

Please contact the undersigned at (212) 310-8849 if you have any questions or need further information.

Sincerely yours,

/s/ Heather Emmel

Heather Emmel

cc:	Alec Gores

Chairman

Gores Holdings VI, Inc.

Peter McPhun, Accountant

Isaac Esquivel, Staff Accountant

Erin E. Martin, Legal Branch Chief

Securities and Exchange Commission

Paul D. Tropp, Esq.

Christopher Capuzzi, Esq.

Ropes & Gray LLP

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